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                             September 9, 2021

       Mike Logozzo
       Chief Financial Officer
       ReAlpha Asset Management Inc
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: ReAlpha Asset
Management Inc
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed August 31,
2021
                                                            File No. 024-11523

       Dear Mr. Logozzo:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2021 letter.

       Amendment No. 4 to Offering Statement on Form 1-A filed August 31, 2021

       General

   1. We note your amended and restated certificate of incorporation filed as Exhibit 2.1 and the exclusive forum
provision in Article VIII. Please revise your offering circular to describe the exclusive
forum provision, including the risks and impacts to investors as well as the uncertainty
regarding enforceability, and clarify whether such provision applies to actions
relating to the Securities Act of 1933 and the Exchange Act of 1934.
   2. We note the subscription agreement filed as Exhibit 4.1 and the provisions in Section 11 relating to the
exclusive forum and waiver of jury trial provisions. Please revise your
 Mike Logozzo
ReAlpha Asset Management Inc
September 9, 2021
Page 2
      offering circular to describe these provisions, including the risks and impacts to investors as well as the uncertainty regarding enforceability, and clarify in the offering circular and the subscription agreement whether such provisions apply to actions relating to the
      Securities Act of 1933 and the Exchange Act of 1934.
        You may contact Babette Cooper at 202-551-3396 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or James Lopez at 202-551-
3536 with any other questions.



                                                             Sincerely,
FirstName LastNameMike Logozzo
                                                             Division of
Corporation Finance
Comapany NameReAlpha Asset Management Inc
                                                             Office of Real
Estate & Construction
September 9, 2021 Page 2
cc:       Giri Devanur
FirstName LastName